SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 31, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

4th Quarter 2006 - Unaudited
Brasília, January 31st, 2007

BRTP3: R$ 34.46/ 1,000 shares
BRTP4: R$ 17.13/ 1,000 shares
BRP: US$ 40.30/ ADR

Market Cap: R$ 8,557.6 million
Closing Price of January 29, 2007

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BRP LISTED NYSE

BrasilTelecom

BRASIL TELECOM ANNOUNCES GROSS REVENUES OF R$ 4.0 BILLION AND
 EBITDA OF R$947.1 MILLION IN 4Q06

Brasília, January 30th, 2007 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the fourth quarter of 2006 (4Q06). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  3,376.8 thousand mobile accesses in 4Q06, 10.7% and 52.6% higher than 3Q06 and 4Q05, respectively, reaching a market share of 12.1%.

  1,317.7 thousand broadband accesses in service in 4Q06, 5.2% and 30.0% superior than 3Q06 and 4Q05, respectively.

  BrT’s internet service providers reached, as a whole, 1.1 million broadband subscribers, a 7.5% and 46.3% growth in comparison to 3Q06 and 4Q05, respectively.

  Brasil Telecom’s consolidated EBITDA totaled R$947.1 million in 4Q06, 4.3% superior than 3Q06. Consolidated EBITDA margin in 4Q06 reached 34.6%, in comparison to 34.5% in 3Q06 and in contrast to 12.1% in 4Q05. In 2006, the consolidated EBITDA amounted to R$3,493.9 million, against R$2,709.4 million in 2005. Consolidated EBITDA margin in 2006 reached 33.9%, in contrast to 26.7% in 2005.

  Data communications and other services revenue totaled R$649.7 million in 4Q06, 17.5% higher than 4Q05.

  Consolidated mobile revenue totaled R$459.6 million in 4Q06, 22.3% higher than 3Q05. In 2006, these revenues amounted to R$1,323.3 million, 80.7% superior than the R$732.3 million registered in 2005.

  Consolidated gross revenue amounted to R$4,001.9 million in 4Q06, 4.3% increase when compared to 3Q06. In 2006, gross revenue totaled R$15,111.3 million, a 2.9% increase in comparison to R$14,687.2 million registered in 2005.

  Consolidated net revenue amounted to R$2,741.0 million in 4Q06, an increase of 4.3% and 5.8% in comparison to 3Q06 and 4Q05, respectively.

  Operating costs and expenses in 4Q06 totaled R$2,511.7 million, a 14.9% reduction in comparison to 4Q05. The ratio of operating costs and expenses (excluding depreciation and amortization) and gross revenues was of 44.8%, remaining stable in comparison to the previous quarter.

  Net debt in 4Q06 amounted to R$1,311.8 million, 13.1% inferior than in 3Q06.

  Net Income in 2006 of R$470.4 million, reverting a R$29.6 million loss registered in the previous year. In 4Q06, the net income amounted to R$267.8 million, against R$64.0 million registered in 3Q06.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61) 3415-1140	rflorence@brasiltelecom.com.br
Flavia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61) 3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61) 3415-1123	carla.bernardes@brasiltelecom.com.br

MEDIA CONTACTS
Cesar Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br
Rui Xavier (Director)	Phone: (55 61) 3415-9657	rui@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

Brasil Telecom Participações S.A.	Page 1 of 26

FINANCIAL STATEMENT

R$ Million	4Q05	3Q06	4Q06	Quarter 12 Months		2005	2006	Year
GROSS REVENUES	3,809.4	3,835.2	4,001.9	4.3%	5.1%	14,687.2	15,111.3	2.9%

FIXED TELEPHONY	3,004.3	2,843.4	2,892.7	1.7%	-3.7%	12,031.4	11,421.3	-5.1%
Local Service	1,819.6	1,735.1	1,722.5	-0.7%	-5.3%	7,227.1	6,929.0	-4.1%
Public Telephony	145.6	135.5	138.4	2.1%	-4.9%	496.8	540.6	8.8%
Long Distance Service	706.1	666.3	721.5	8.3%	2.2%	2,990.6	2,770.1	-7.4%
Interconnection	148.4	120.0	113.9	-5.1%	-23.2%	633.6	442.1	-30.2%
Lease of Means	84.5	83.9	81.5	-2.9%	-3.6%	307.8	328.4	6.7%
Supplementary and Value Added Services	90.3	91.6	103.0	12.4%	14.1%	338.1	367.6	8.7%
Other	9.7	11.0	11.8	7.6%	21.8%	37.5	43.5	16.0%
MOBILE TELEPHONY	252.4	375.7	459.6	22.3%	82.1%	732.3	1,323.3	80.7%
DATA COMMUNICATIONS	552.8	616.1	649.7	5.4%	17.5%	1,923.5	2,366.8	23.0%

Deductions	(1,217.5)	(1,207.2)	(1,260.9)	4.4%	3.6%	(4,548.6)	(4,814.7)	5.9%
NET REVENUES	2,591.9	2,628.0	2,741.0	4.3%	5.8%	10,138.7	10,296.7	1.6%

COSTS AND OPERATING EXPENSES	(2,279.0)	(1,720.0)	(1,793.9)	4.3%	-21.3%	(7,429.3)	(6,802.7)	-8.4%
Personnel	(160.9)	(158.0)	(155.6)	-1.6%	-3.3%	(634.5)	(666.5)	5.0%
Materials	(165.0)	(100.1)	(122.9)	22.8%	-25.5%	(477.1)	(412.0)	-13.6%
Subcontracted Services	(610.4)	(529.6)	(583.4)	10.1%	-4.4%	(2,222.6)	(2,232.2)	0.4%
Interconnection	(514.6)	(562.0)	(573.8)	2.1%	11.5%	(2,275.8)	(2,114.9)	-7.1%
Advertising and Marketing	(64.0)	(39.2)	(47.3)	20.9%	-26.0%	(232.6)	(149.1)	-35.9%
Provisions and Losses	(492.4)	(211.2)	(248.6)	17.7%	-49.5%	(931.8)	(872.4)	-6.4%
Other	(271.8)	(120.0)	(62.4)	-48.0%	-77.1%	(654.9)	(355.7)	-45.7%

EBITDA	312.9	907.9	947.1	4.3%	202.7%	2,709.4	3,493.9	29.0%
EBITDA Margin	12.1%	34.5%	34.6%	0.0 p.p.	22.5 p.p.	26.7%	33.9%	7.2 p.p.
Depreciation and Amortization	(673.5)	(666.3)	(717.8)	7.7%	6.6%	(2,672.0)	(2,723.4)	1.9%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	(360.7)	241.7	229.3	-5.1%	N.A.	37.4	770.5	N.A.

Financial Result	(677.1)	(90.4)	(145.1)	60.5%	-78.6%	(1,161.9)	(610.0)	-47.5%
Financial Revenues	105.2	170.7	338.4	98.3%	221.6%	850.5	803.4	-5.5%
Financial Expenses	(303.2)	(261.1)	(221.4)	-15.2%	-27.0%	(1,237.9)	(885.8)	-28.4%
Interest on Own Capital	(479.1)	-	(262.1)	N.A.	-45.3%	(774.5)	(527.6)	-31.9%

EARNINGS AFTER FINANCIAL RESULT	(1,037.8)	151.2	84.2	-44.3%	N.A.	(1,124.5)	160.5	N.A.

Non-Operating Revenues (Expenses)	(40.4)	(6.5)	54.8	N.A.	N.A.	(145.3)	31.4	N.A.
Goodwill Amortization	(27.1)	(0.3)	(0.3)	0.0%	-99.1%	(124.7)	(1.0)	-99.2%
Other	(13.2)	(6.3)	55.1	N.A.	N.A.	(20.6)	32.4	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	(1,078.2)	144.7	139.0	-3.9%	N.A.	(1,269.7)	191.9	N.A.
CONTRIBUTION TAXES

Income and Social Contribution Taxes	392.3	(63.0)	(50.2)	-20.3%	N.A.	373.1	(108.1)	N.A.

EARNINGS BEFORE PROFIT SHARING	(685.9)	81.7	88.8	8.7%	N.A.	(896.6)	83.9	N.A.

Minority Interest	88.2	(17.6)	(83.1)	371.4%	N.A.	93.9	(141.1)	N.A.

EARNINGS BEFORE REVERSION OF INTEREST	(597.7)	64.0	5.7	-91.1%	N.A.	(802.8)	(57.2)	-92.9%
ON OWN CAPITAL

Reversion of Interest on Own Capital	479.1	-	262.1	N.A.	-45.3%	774.5	527.6	-31.9%

NET INCOME	(118.6)	64.0	267.8	318.2%	N.A.	(28.3)	470.4	N.A.

Net Income (Losses)/1,000 shares - R$	(0.3257)	0.1759	0.7357	318.2%	N.A.	(0.0776)	1.2923	N.A.
Net Income (Losses)/ADR - US$	(0.6958)	0.4046	1.7206	325.3%	N.A.	(0.1658)	3.0223	N.A.

Brasil Telecom Participações S.A.	Page 2 of 26

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

By the end of 4Q06, Brasil Telecom’s plant had 10.4 million installed lines, of which 8.4 million were in service (Annex XV and XVI). The utilization rate reached 80.8%, a 0.9 p.p. increase as compared to the previous quarter. In comparison to 4Q05, the utilization rate decreased 7.8 p.p. due to the adoption by the Company as of 3Q06 of stricter measures in its collection and charging policy

398.2 thousand terminals which were blocked and were not generating revenue by the end of 3Q06 were the focus of the intensification of efforts in the collection and charging, mainly via call center and subcontracted collectors. During the 4Q06, the Company cancelled 119.2 thousand of those blocked terminals. By the end of this period, Brasil Telecom had 8,139.6 thousand active lines and 279.0 thousand blocked lines.

Fixed line ARPU reached R$73.5 in 4Q06, a 2.8% increase in comparison to the previous quarter.

TRAFFIC

In 4Q06, Brasil Telecom reached 2.1 billion billed pulses, a 5.1% reduction in comparison to 3Q06 (Annex XIV). This performance was impacted by fewer business days during the quarter, by the increase in the ADSL accesses and by the migration of fixed calls to mobile calls.

Long distance traffic increased 1.6% in comparison to 3Q06, thus Brasil Telecom registered 1.4 billion minutes in 4Q06 (Annex XIV). Such performance is explained by the increase in VC-2 and VC-3 minutes, due to a restructuring of its line of products and strategic partnership.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan).

Brasil Telecom Participações S.A.	Page 3 of 26

At the end of 4Q06, Brasil Telecom reached a 62.9% market share in the interregional segment and a 36.6% market share in the international segment (quarterly average). By the end of December, Brasil Telecom’s quarterly average long distance market share reached 85.8% in the intra-regional segment, 0.4 p.p. superior than the 85.4% market share registered in 3Q06. In the interregional and international segments, Brasil Telecom increased its market share by 4.3 p.p. and 2.8 p.p., respectively, in 12 months. In the intra-sector segment, Brasil Telecom reached 90.7% market share.

MOBILE TELEPHONY

BrT Mobile reached 3,376.8 thousand mobile accesses in service (Annex XIX), a net addition of 325.8 thousand accesses in the quarter and 1,163.9 thousand accesses in 2006, surpassing by 76.8 thousand accesses the 3.3 million accesses target established for the end of 2006. At the end of 4Q06, BrT Mobile’s subscriber base was 10.7% higher than 3Q06 and had a 52.6% increase against 4Q05.

BrT Mobile’s market share in region II reached 12.1% by the end of 4Q06, 0.7 p.p. above 3Q06’s and 3.4 p.p. above 4Q05’s. BrT Mobile is in third place in terms of market share in in area 7 of the General Concession Plan (GO, TO, AC and RO) and in the Federal District (Annex XX).

In 4Q06, BrT Mobile launched new plans and promotions and readjusted the Plans “Empresa” (Corporate) and “Conta” (Post-paid). The new plans offered by BrT Mobile seek to adjust to the new regulatory condition of the Full Bill. In the post-paid plan, the minutes included (franquia) is designated for intra-network calls only and the incoming calls from other operators are transformed in “credits” for the client to make extra-network calls in the following month. The new pre-paid plan increased the bonus limit that each client is entitled to receive, from R$30 to R$100, however these credits can only be used in intra-network calls. Readjustments were also made in the subscription and exceeding minute prices for other operators of the post-paid plans, the main generators of traffic for other mobile operators, in the Plans “Empresa” (Corporate) and “Conta” (Post-paid). Despite these readjustments, BrT Mobile’s prices are still very competitive and lower than most of our peers.

Throughout 4Q06, BrT Mobile increased its coverage to 819 localities. Currently, its coverage reaches 87% of Region II’s population.

At the end of December, BrT Mobile’s subscriber base was composed of 993.8 thousand post-paid subscribers (29.4% of total subscribers).

Brasil Telecom Participações S.A.	Page 4 of 26

DATA

Brasil Telecom added 65.3 thousand accesses to its plant during 4Q06, amounting to 1,317.7 thousand broadband accesses in service by the end of December, 2006, an increase of 5.2% and 30.0% against 3Q06 and 4Q05, respectively (Annex XV). ADSL penetration (ADSL/LIS) reached 15.7% in 4Q06, against 14.5% in 3Q06 and 10.6% in 4Q05.

By the end of December, 2006, Brasil Telecom registered growth in the following data transmission services for the corporate market: (i) Interlan, a solution to connect more than two spots to a concentrating spot, transmitting voice and data,(ii) Vetor, a private virtual network which uses all the capacity of IP connections to form a unique network, complete and flexible, used for data, multimedia and voice transmission, (iii) Serviço Plus, which is a data transport service and (iv) IP Corporate services, which supply of Internet connectivity for large companies.

Internet Service Providers

Internet Group, Brasil Telecom’s internet division, leading company in dial up internet access in the Brazilian market, has approximately 3.7 million active users of dial-up access which, altogether, generated 12.0 billion minutes in 4Q06, a 9.2% growth in comparison to the traffic generated in 3Q06, when it reached 10.9 billion minutes. Altogether, the three Internet Service Providers which compose Internet Group have approximately 1.4 million subscribers which pay for services, including broadband accesses and value added services, against 1.2 million clients in 3Q06.

By the end of 2006, the Internet Group had 1,073 thousand broadband customers in Brazil. The position in 4Q06 represents an increase of 7.5% as compared to the 998 thousand broadband clients in 3Q06 and 46.3% as compared to the 734 thousand clients in 4Q05. Internet ratings was another highlight for the Internet Group in 4Q06, when it registered 8.0 million one-time residential visitors in December 2006, a 19.2% increase as compared to December 2005.

Brasil Telecom Participações S.A.	Page 5 of 26

iBest, the largest dial up ISP in Region II, with an estimated market share of 55.9% in 4Q06, had 1.6 million active users (dial-up).

iG generated 6.1 billion minutes in 4Q06, as compared to 5.5 billion minutes in the previous quarter, which places it a leading traffic generator in Regions I and III, where most of its 2.1 million active users are concentrated. iG's broadband subscriber base increased 67% when compared to the same quarter of 2005 (4Q05), reaching 304 thousand clients by the end of 4Q06. In comparison to 3Q06, iG’s broadband subscriber base increased approximately 9.5% .

BrTurbo reached 769 thousand clients in Region II by the end of 4Q06, 39.6% and 6.5% greater in comparison to 4Q05 and 3Q06, respectively. Approximately 57.4% of Brasil Telecom’s broadband accesses were BrTurbo subscribers, a 0.4 p.p. increase as compared to 3Q06, placing it as market leader in Region II.

Brasil Telecom Participações S.A.	Page 6 of 26

FINANCIAL PERFORMANCE

REVENUE

Brasil Telecom’s total gross revenue amounted to R$4,001.9 million in 4Q06, 4.3% and 5.1% superior than the revenue registered in 3Q06 and 4Q05, respectively.

Gross revenue from local service reached R$1,722.5 million in 4Q06, a 0.7% reduction in comparison to 3Q06. The subscription and measured service revenues accounted for 70.4% and VC-1 calls accounted for 28.5% of the total revenue from local service (Annex IV).

In the fourth quarter, gross revenue from subscription fees totaled R$881.4 million, a 1.1% increase in comparison to R$871.6 million registered in 3Q06, explained by an average tariff readjustment of 8% in the alternative plans.

Gross revenue from measured service totaled R$332.1 million in the 4Q06, 5.2% inferior to the previous quarter, reflecting a 5.1% decrease in the exceeding pulses. In comparison to 4Q05, gross revenues from measured service decreased 12.2% , due to the traffic reduction of 11.6% .

Gross revenues with VC-1 calls reached R$490.5 million in 4Q06, 0.6% inferior than 3Q06. Despite a 1.0% increase in VC-1 traffic, the reduction in revenues is explained by the increase in volume of disputed calls in the period. In comparison to 4Q05, gross revenues with VC-1 calls reduced 5.7% , due to a 9.1% reduction in traffic.

Brasil Telecom Participações S.A.	Page 7 of 26

Gross revenue with public telephony reached R$138.4 million in 4Q06, a 2.1% increase in comparison to 3Q06 and 4.9% reduction in comparison with the revenue obtained in 4Q05. Gross revenue with public telephony reached R$540.6 million, which represents a 8.8% increase in comparison to 2005.

Gross revenue from LD calls reached R$721.5 million in 4Q06, representing an increase of 8.3% and 2.2% in comparison to 3Q06 and 4Q05, respectively. The increase in comparison with 3Q06 occurred due to a restructuring of its line of products and strategic partnerships, improving both traffic and revenue for VC-2 and VC-3 calls.

Interconnection revenue in 4Q06 amounted to R$113.9 million, a reduction of 5.1% and 23.2% in comparison to 3Q06 and 4Q05, respectively. The reduction in comparison to the previous quarter is due to the recovery of revenue related to the remuneration for network usage with another telephony operator in 3Q06, while the reduction in comparison to 4Q05 is explained by the interconnection tariff reduction which amounted to 19.1% in January 2006.

In 4Q06, gross revenue from data communications and other services reached R$649.7 million, a 5.4% increase as compared to the previous quarter and a 17.5% increase in comparison to 4Q05. ADSL revenues amounted to R$288.9 million, representing 44.5% of the total data communications revenues.

In 4Q06, consolidated gross revenue from mobile telephony totaled R$459.6 million, of which R$363.2 million were related to services and R$96.4 million to the sale of handsets and accessories. The consolidated gross revenue from mobile telephony ion 4Q06 registered an increase of 22.3% and 82.1% in comparison to 3Q06 and 4Q05, respectively.

In comparison to 3Q06 and 4Q05, respectively, gross revenues from services with mobile telephony in 4Q06 exceeded in 17.2% and 166.0%, respectively, due to the increase in the subscriber base, the launch of new plans and services, the restructuring of the “Pula-Pula” plans and the Christmas sales. Gross revenues with sales of handsets and accessories were 46.7% greater than the revenues registered in 3Q06.

Brasil Telecom Participações S.A.	Page 8 of 26

The blended mobile ARPU in the 4Q06 reached R$37.0 (Annex XVII). The post-paid ARPU amounted to R$50.9 and the pre-paid ARPU reached R$30.9. In comparison to 3Q06, the blended mobile ARPU increased 4.0% due to the launch of new plans and the restructuring of the “Pula-Pula” plans.

Brasil Telecom’s net revenue reached R$2,741.0 million in 4Q06, 4.3% and 5.8% larger than the revenues registered in 3Q06 and 4Q05, respectively (Annex IV).

COSTS AND EXPENSES

In 4Q06, operating costs and expenses amounted to R$2,511.7 million, compared to R$2,386.3 million in 3Q06 and R$2,952.5 million in the 4Q05. The main items that determined such performance in comparison to 3Q06 were: materials (+22.8%), marketing and advertising (+20.9%), losses and provisions (+17.7%) and others (-48.0%) (Annex V).

At the end of 4Q06, 5,199 employees worked in Brasil Telecom’s wireline segment, against 5,132 employees in the previous quarter. BrT Mobile ended 4Q06 with 636 employees, as compared to 632 in 3Q06. By the end of December, Brasil Telecom had 5,835 employees, a 1.2% increase in comparison to September. Total personnel costs and expenses reached R$155.6 million, a 1.6% reduction as compared to the previous quarter.

Costs and expenses with subcontracted services, excluding interconnection, marketing and advertisement, totaled R$583.4 million in 4Q06, 10.1% superior to the amount registered in the previous quarter due to:

•	In the second semester of 2006, Brasil Telecom’s call center operations were centralized in Goiânia, generating extraordinary expenses of R$15.9 million in the quarter;

•	Contract readjustment in technical operational services of the plant;

•	Increase of mailing expenses related to the Christmas Charging and Collection Campaign;

•	Issuance of new phone books and implementation of marketing folders.

In the 4Q06, interconnection costs amounted to R$573.8 million, a 2.1% and 11.5% increase in comparison to 3Q06 and 4Q05, respectively. The increase in comparison to 3Q06 is explained by the increase in the mobile operation while the increase in comparison to 4Q05 is related to the effects of the Full Bill, implemented in 3Q06.

Brasil Telecom Participações S.A.	Page 9 of 26

Advertising and marketing expenses amounted to R$47.3 million in 4Q06, a 26.0% decrease in comparison to 4Q05. The 20.9% increase in comparison to 3Q06 was due to Christmas advertising campaigns.

Losses from Accounts Receivable as a percentage of gross revenue in the 4Q06 amounted 2.4%, stable in comparison to the 2.4% registered in the 3Q06. Losses from accounts receivable totaled R$95.8 million in the 4Q06, 4.9% increase in comparison to the previous quarter.

In 4Q06, provisions for contingencies totaled R$152.8 million, an increase of R$33.0 million as compared to the 3Q06, being (i) R$22.8 million related to revaluation of fiscal contingencies and (ii) R$10.4 million from the increase of civil suits.

Costs and expenses with materials totaled R$122.9 million in 4Q06, an increase of 22.8% in comparison to 3Q06 due to Christmas sales. BrT Mobile’s costs and expenses with materials amounted to R$98.1 million, representing 79.9% of the Group’s total costs and expenses with materials, because the cost of handsets sold is included there.

Other operating costs and expenses totaled R$62.4 million in the 4Q06, a 48.0% reduction in comparison to 3Q06. In 4Q06, the company registered the recovery of state and federal taxes, including legal decisions, generating a positive impact of R$58.4 million, and revenues of R$53.1 million due to agreements made with other telephony operators to end litigations.

EBITDA

Brasil Telecom’s consolidated EBITDA was of R$947.1 million in the 4Q06 (Annex VI). Consolidated EBITDA margin reached 34.6% in 4Q06. In 3Q06, the EBITDA reached R$907.9 million, representing an EBITDA margin of 34.5%, while in 4Q05 it amounted to R$312.9 million with an EBITDA margin of 12.1% (Annex VI). In 2006, the EBITDA reached R$3,493.9 million, with an EBITDA margin of 33.9% .

BrT Mobile’s EBITDA in 4Q06 reached negative R$33.8 million, which represents a negative EBITDA margin of 8.1% .

Brasil Telecom Participações S.A.	Page 10 of 26

INTEREST ON OWN CAPITAL

In 2006, Brasil Telecom Participações declared R$413.4 million in Interest on Own Capital, of which, R$228.1 million were distributed in the fourth quarter. The payment date of the Interest on Own Capital for 2006 will be defined in the General Shareholders’ Meeting.

NET EARNINGS

Net income totaled R$267.8 million in 4Q06 (R$0.7357/1,000 shares). Net income/ADR in the period was of US$1.7206. In 4Q05, the Company registered a net loss of R$118.6 million, corresponding to a loss of R$0.3257/1,000 shares, while net loss per ADR amounted US$0.6958.

INDEBTEDNESS

On October 5, 2005, Brasil Telecom S.A. entered into a new loan agreement with BNDES, in the total amount of R$2,104.3 million. The proceeds will be used to finance investments in network infrastructure (voice, data and image) and information technology in order to meet the Universalization and Quality Targets established by Anatel and support the consolidation of the Company as a multi provider of telecom services. From the total loan amount, R$1,304.3 were financed directly from BNDES and R$800.0 million through an intermediation via a pool of banks. The loan matures in 7.5 years, with a grace period of 2.5 years. The cost is equivalent to TJLP +4.3% p.a. for approximately 95% of the loan (sub-credit A) and to TJLP +2.3% p.a. for the remaining part of the loan (sub-credit B), which will be used to finance national high-end technology equipment.

The first tranche of the loan, in the total amount of R$800.0 million, was disbursed on November 21 and 22, 2006. Approximately R$495.9 million were made available directly by BNDES and R$304.1 million via a pool of banks. From the total amount disbursed in the first tranche, R$770 million were part of sub-credit A and R$30 million part of sub-credit B. The remaining disbursements of the loan are expected to occur by the end of 2008.

At the end of December 2006, Brasil Telecom’s consolidated total debt was of R$5,375.2 million, 12.1% superior than the amount registered at the end of September (Annex IX). As of December, 79.4% of the total debt corresponded to long-term debt (Annex X).

In December 2006, Brasil Telecom S.A. entered into contractual amendments with BNDES and the pool of banks, which altered the structure of financial covenants which must be fulfilled by the Company and released the R$192.2 million previously retained. Brasil Telecom Participações ended 4Q06 with cash of R$3,974.0 million, in comparison with R$2,895.9 million in the end of September. The Company had, in 4Q06, R$89.4 million related to temporary short term investments against R$197.0 million in 3Q06. The consolidated net debt totaled R$1,311.8 million, 13.1% inferior to that registered in September 2006 (Annex IX).

At the end of December 2006, the foreign-currency-denominated debt excluding hedge adjustments totaled R$1,026.1 million, of which R$488.4 million were denominated in US dollars, R$185.9 million in currency basket and R$351.8 million in Yens(Annex IX). On December 31, 2006, 53.2% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 9.7% was exposed to exchange rate variations.

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 12.0% p.a., or 79.6% of the Domestic Interbank Rate.

At the end of December 2006, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt to shareholders’ equity, was equal to 24.7%, against 28.6% in the previous quarter.

Brasil Telecom Participações S.A.	Page 11 of 26

CAPEX

Brasil Telecom’s CAPEX totaled R$477.0 million in the 4Q06, of which, R$369.9 million were invested in the fixed-line network, including voice, data, information technology and regulatory, and R$107.1 million in the mobile network (Annex VIII). In comparison to 3Q06, total investments increased by 12.3% and below the CAPEX schedule for 2006, of R$1.6 billion. In the year, the Company’s investments amounted to R$1,451.1 million, in comparison to R$1,978.1 million in 2005. The ratio of CAPEX and net revenue in 2006 reached 14.1%, a 5.4 p.p. reduction in comparison to 2005.

STOCK MARKET

By the end of 2006, Brasil Telecom Participações’ market cap, calculated by the weighed quote price of the common and preferred shares, totaled R$8,901.3 million, an increase of 30.8% in comparison to R$6,807.1 million registered in December 2005.

In 4Q06, the performance of Brasil Telecom Participações’ common shares (BRTP3) outperformed the IBOVESPA index by 18.4 p.p., while the preferred shares (BRTP4) outperformed the IBOVESPA index by 23.2 p.p.

Table 1: Stock Market Performance

	Closing Price as of	Performance
	12/29/2006	In 4Q06	In 12 Months	In 24 Months

Common Shares (BRTP3) (in R$/1,000 shares)	35.00	40.4%	52.0%	50.2%
Preferred Shares (BRTP4) (in R$/1,000 shares)	18.31	45.2%	13.2%	12.7%
ADR (BRP) (in US$/ADR)	42.69	46.2%	17.7%	30.9%
IBOVESPA (points)	44,474	22.0%	32.9%	69.8%
ITEL (points)	1,053	20.4%	10.7%	14.6%
IGC (points)	5,170	23.6%	41.3%	103.1%
Dow Jones (points)	26,618	5.1%	6.3%	-7.1%

Brasil Telecom Participações S.A.	Page 12 of 26

Table 2: Theoretical Portfolio Participation – September / December

	IBOVESPA	ITEL	IGC

BRTP3	0.484%	4.049%	0.255%
BRTP4	0.685%	10.588%	0.666%

SHAREHOLDING STRUCTURE

Table 3: Shareholding Structure

Dec/06	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR Free Float	-	0.0%	157,809,115,000	68.6%	157,809,115,000	43.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Free Float in Bovespa	64,194,727,219	47.9%	72,128,410,658	31.4%	136,323,137,877	37.5%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Sep/06	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR Free Float	-	0.0%	162,381,190,000	70.6%	162,381,190,000	44.6%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Free Float in Bovespa	64,194,727,219	47.9%	67,556,335,658	29.4%	131,751,062,877	36.2%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

COMING EVENTS

Conference Call and Webcast: 4Q06 Results
Connection number: (+1 973) 935-8893
Access Code: 8315013

Link:	http://www.brasiltelecom.com.br/ir/
Date:	January 31st , 2007 (Wednesday)
Time:	09:00 a.m. (New York time)
12:00 p.m. (Brasília time)
02:00 p.m. (London time)

Brasil Telecom Participações S.A.	Page 13 of 26

FINANCIAL STATEMENTS

BRASIL TELECOM PARTICIPAÇÕES S.A.

Annex I: Consolidated Balance Sheet

R$ Million	Dec/05	Sep/06	Dec/06

CURRENT ASSETS	6,314.0	6,812.6	7,498.1

Cash	2,613.8	2,895.9	3,974.0
Cash Equivalents	-	197.0	89.4
Accounts Receivables (Net)	2,152.8	2,066.6	2,127.7
Deferred and Recoverable Taxes	1,276.7	1,186.3	944.1
Other Recoverable Amounts	116.8	337.9	223.3
Inventory	83.0	48.2	64.2
Other	70.9	80.7	75.5

LONG TERM ASSETS	1,841.4	1,936.0	2,128.4

Loans and Financing	106.3	97.6	2.9
Deferred and Recoverable Taxes	1,512.3	1,493.6	1,649.5
Other	222.8	344.8	476.0

PERMANENT ASSETS	9,425.5	8,347.0	8,167.3

Investment (Net)	423.4	347.8	330.1
Property, Plant and Equipment (Net)	7,587.6	6,649.3	6,535.3
Property, Plant and Equipment (Gross)	25,010.6	25,602.0	26,051.5
Accumulated Depreciation	(17,423.0)	(18,952.6)	(19,516.2)
Intangible (Net)*	1,220.1	1,146.3	1,163.4
Property, Plant and Equipment (Gross)	2,055.3	2,235.9	2,343.9
Accumulated Depreciation	(835.2)	(1,089.6)	(1,180.5)
Deferred Assets (Net)	194.4	203.6	138.5

TOTAL ASSETS	17,580.9	17,095.7	17,793.8

CURRENT LIABILITIES	5,312.4	4,597.7	4,852.4

Loans and Financing	1,201.7	1,100.5	1,109.6
Suppliers	1,787.9	1,488.6	1,474.7
Taxes and Contributions	1,035.6	964.4	893.3
Dividends Payable	499.8	331.4	614.4
Provisions	265.1	217.2	218.8
Salaries and Benefits	142.7	158.9	154.9
Consignment for Third Parties	207.6	116.0	138.4
Authorization for Services Exploration	55.5	115.9	135.8
Other	116.5	104.8	112.5

LONG TERM LIABILITIES	5,136.7	5,441.2	5,852.7

Loans and Financing	3,367.4	3,694.0	4,265.6
Provisions	1,115.9	1,178.4	1,163.2
Taxes and Contributions	369.2	190.4	116.0
Authorization for Services Exploration	252.3	268.2	219.5
Other	31.9	110.2	88.3

DEFERRED INCOME	84.6	-	-

MINORITY INTEREST	1,801.2	1,782.3	1,811.1

SHAREHOLDERS' EQUITY	5,246.0	5,274.5	5,277.6

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	282.7	282.7	306.3
Retained Earnings	2,078.7	2,107.2	2,086.6
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	17,580.9	17,095.7	17,793.8

In compliance with CVM Resolutions 488 and 489, the line 'Intangible' in the Permanent Assets is created

Brasil Telecom Participações S.A.	Page 14 of 26

Annex II - Consolidated Balance Sheet - Holding

R$ Million	Dec/05	Sep/06	Dec/06

CURRENT ASSETS	1,263.8	1,526.2	1,724.8

Cash	883.7	1,213.3	1,432.3
Cash Equivalents	-	-	-
Deferred Taxes	154.2	162.9	42.9
Other Recoverable Amounts	0.4	2.7	0.1
Dividends / Interest on Own Capital Receivable	220.7	140.1	241.1
Other	4.9	7.1	8.3

LONG TERM ASSETS	1,020.2	327.1	285.6

Loans and Financing	720.4	145.4	-
Deferred and Recoverable Taxes	284.6	174.9	279.7
Other	15.3	6.8	5.9

PERMANENT ASSETS	3,746.3	3,700.5	3,757.4

Investment (Net)	3,745.0	3,699.3	3,756.3
Property, Plant and Equipment (Net)	1.2	1.1	1.0
Property, Plant and Equipment (Gross)	57.4	56.2	52.5
Accumulated Depreciation	(56.2)	(55.1)	(51.5)
Intangible (Net)*	-	-	0.0
Property, Plant and Equipment (Gross)	-	-	3.9
Accumulated Depreciation	-	-	(3.8)
Deferred Assets (Net)	0.1	0.0	-

TOTAL ASSETS	6,030.4	5,553.7	5,767.8

CURRENT LIABILITIES	738.4	252.5	477.6

Loans and Financing	280.0	-	-
Suppliers	1.4	0.5	0.1
Taxes and Contributions	59.6	42.9	0.2
Dividends Payable	343.9	208.5	442.7
Salaries and Benefits	0.1	0.0	0.0
Consignment for Third Parties	52.9	0.1	34.3
Other	0.4	0.5	0.3

LONG TERM LIABILITIES	41.9	25.2	12.0

Loans and Financing	0.1	-	-
Taxes and Contributions	38.6	21.1	7.8
Other	3.2	4.2	4.2

SHAREHOLDERS' EQUITY	5,250.1	5,275.9	5,278.2

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	282.7	282.7	306.3
Retained Earnings	2,082.8	2,108.7	2,087.2
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	6,030.4	5,553.7	5,767.8

* In compliance with CVM Deliberation 488 and 489 the line of Tangible Permanent Asset is created

Brasil Telecom Participações S.A.	Page 15 of 26

Annex III: Cash Flow

R$ Million	4Q05	3Q06	2Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

OPERATING ACTIVITIES
(+)	Net Income of the Period	(118.6)	64.0	267. 8	318.2%	N.A.	(29.6)	470.4	N.A.
(+)	Minority Participation	(88.2)	17.6	83.1	371.4	N.A.	(93.9)	141.1	N.A.

(+)	Items with no Cash Effects	1,781.9	886.9	505. 8	- 43. 0%	-71.6%	4,818.2	3,474.8	-27.9%
Depreciation and Amortization	700.6	668.2	719.8	7.7%	2.7%	2,797.9	2.731.2	-2.4%
Losses with Accounts Receivable from Services	78.9	103.1	79.1	-23.2%	0.4%	328.8	384.1	16.8%
Provision for Doubtful Accounts	78.6	(11.7)	16.7	N. A.	-78.8%	120.5	0.2	-99.8%
Provision for Contingencies	335.0	119.8	152.8	27.5%	-54.4%	482.5	488.1	1.1%
Provision for Pension Funds	172.3	8.5	0.4	-94.9%	-99.7%	266.2	28.7	-89.2%
Deferred Taxes	404.3	(6.6)	(422.2)	N. A.	N.A.	796.7	(120.1)	N. A.
Result from the Write-off of Permanent Assets	12.2	5.5	(40.8)	N. A.	N.A.	27.9	(37.3)	N. A.
Other Expenses/Revenues	-	(0.1)	0.0	N. A.	N.A.	(2.4)	(0.1)	-95.9%

(-)	Equity Changes	658.6	113.6	190.7	67.9%	-71 .0%	2,232.4	1,770.0	-20.4%
Clients' Accounts Receivable	(20.9)	52.2	156.9	200.5%	N.A.	490.5	359.2	-26.8%
Inventories	14.4	(17.2)	16.0	N. A.	11.3%	(91.0)	(18.9)	-79.3%
Contractual Retentions	(114.7)	91.5	187.5	104.9%	N.A.	46.3	364.6	N. A.
Court Deposits	-	0.7	(192.2)	N.A.	N.A.	-	-	-
Personnel, Charges and Social Benefits	34.3	(10.7)	23.0	N.A.	-33.1%	0.2	(0.3)	N.A.
Accounts payable and Provisioned Expenses	(355.3)	(3.4)	6.3	N.A.	N.A.	(129.2)	397.0	N.A.
Taxes	986.9	(2.4)	(361.4)	N.A.	N.A.	1,703.2	59.6	-96.5%
Financial Expenses	(117.6)	(84.2)	183.3	N.A.	N.A.	(106.3)	63.0	N.A.
Authorization for Services Exploration	19.6	(26.7)	28.8	N.A.	46.6%	(2.2)	(47.6)	N.A.
Provision for Contingencies	158.3	(13.7)	131.3	N.A.	-17.1%	291.9	408.2	39.9%
Provision for Pension Funds	24.3	32.1	11.4	-64.3%	-52.9%	98.3	107.6	9.5%
Other Assets and Liabilities' Accounts	29.3	95.4	(0.2)	N.A.	N.A.	(69.2)	84.6	N.A.

(=)	Cash Flow from Operating Activities	916.6	855.0	666.0	-22.1%	-27.3%	2,462.3	2,309.2	-6.2%

INVESTMENT ACTIVITIES
Financial Investments	(2.2)	(90.0)	208.0	N.A.	N.A.	0.5	11.6	N.A.
Funds from Sales of Permanent Assets	0.4	2.0	3.6	83.8%	N.A.	3.6	15.3	323.4%
Investments in Permanent Assets	(771.4)	(412.8)	(489.4)	18.6%	-36.6%	(1,954.7)	(1.452.1)	-25.7%
Investments	(727.1)	(412.8)	(489.4)	18.6%	-32.7%	(1,910.3)	(1.452.1)	-24.0%
Acquisition of Now Companies	-	-	-	-	-	(44.3)	-	N.A.
Acquisition Value	-	-	-	-	-	(44.3)	-	N.A.
(=)	Cash Flow from Investment Activities	(773.2)	(500.8)	(277.8)	-44.5%	-64.1%	(1,950.6)	(1,425.2)	-26.9%

FINANCING ACTIVITIES
Dividens/Interests on Own Capital paid in the Period	(1.5)	4.0	(5.4)	N.A.	271.6%	(874.2)	(399.9)	-54.3%

Loans and Financing	116.8	496.3	695.3	40.1%	495.0%	(202.2)	869.3	N.A.
Loans Obtained	253.2	1.083.4	816.6	-24.6%	222.6%	522.7	1,931.8	269.6%
Loans Paid	(136.3)	(587.1)	(121.4)	-79.3%	-11.0%	(724.9)	(1,062.5)	46.6%
Interest in Shareholders' Equity	-	6.8	-	N.A.	-	5.2	6.8	31.3%
Acquisition of Own Shares	-	-	-	-	-	(62.3)	-	N.A.
Other Financing Flows	8.9	(00)	0.0	N.A.	-100.0%	8.9	-	N.A.

(=)	Cash Flow from Financing Activities	124.3	507.1	689.8	36.0%	454.9%	(1,124.6)	476.2	N.A.

CASH FLOW OF THE PERIOD	267.7	861.2	1,078.0	25.2%	302.7%	(612.8)	1,360.2	N.A.

CASH AND:CASH EQUIVALENTS
Cash and Cash Equivalents - current balance	2,613.8	2,895.9	3,974.0	37.2%	52.0%	2,613.8	3,974.0	52.0%
Cash and Cash Equivalents - previous balance	2,346.1	2,034.7	2,895.9	42.3%	23.4%	3,226.6	2,613.8	-19.0%
Variation in Cash and Cash Equivalents	(267.7)	861.2	1,078.0	25.2%	302.7%	(612.8)	1,360.2	N.A.

OPERATING CASH FLOW	916.6	855.0	666.0	-22.1%	-27.3%	2,462.3	2,309.2	-6.2%
Investments on Permanent Assets (includes
(+)	Investment Suppliers)	(771.4)	(412.8)	(489.4)	18.6%	-36.6%	(1,954.7)	(1,452.1)	-25.7%

(=)	FREE CASH FLOW	145.2	442.1	176.6	-60.1%	21.6%	507.6	857.1	68.8%

Brasil Telecom Participações S.A.	Page 16 of 26

Annex IV: Consolidated Operating Gross Revenue

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

GROSS REVENUES	3,809.4	3,835.2	4,001.9	4.3%	5.1%	14,687.2	15,111.3	2.9%

FIXED TELEPHONY	3,004.3	2,843.4	2,892.7	1.7%	-3.7%	12,031.4	11,421.3	-5.1%

Local Service	1,819.6	1,735.1	1,722.5	-0.7%	-5.3%	7,227.1	6,929.0	-4.1%

Subscription	901.2	871.6	881.4	1.1%	-2.2%	3,516.6	3,517.4	0.0%
Activation	3.7	7.9	7.9	-0.3%	110.6%	23.6	27.4	16.2%
Masured Service	378.1	350.3	332.1	-5.2%	-12.2%	1,487.4	1,374.0	-7.6%
VC-1	520.0	493.3	490.5	-0.6%	-5.7%	2,126.3	1,963.5	-7.7%
Lease of Facilities	0.4	0.4	0.5	21.3%	23.9%	1.5	1.7	9.0%
Other	16.2	11.5	10.2	-11.2%	-36.9%	71.7	45.0	-37.2%

Public Telephony	145.6	135.5	138.4	2.1%	-4.9%	496.8	540.6	8.8%

Long Distance Service	706.1	666.3	721.5	8.3%	2.2%	2,990.6	2,770.1	-7.4%

Intra-Sector	233.7	220.7	215.8	-2.2%	-7.7%	985.5	878.9	-10.8%
Intra-Region	81.4	74.5	72.4	-2.8%	-11.0%	379.8	302.4	-20.4%
Inter-Region	73.1	62.8	64.1	2.0%	-12.4%	302.6	260.4	-13.9%
International	14.3	11.0	11.3	3.2%	-21.0%	61.5	45.3	-26.3%
VC-2	166.7	171.0	193.9	13.4%	16.3%	725.4	713.1	-1.7%
Fixed Origin	69.8	70.6	74.6	5.6%	6.8%	292.0	283.8	-2.8%
Mobile Origin	96.9	100.4	119.3	18.9%	23.2%	433.4	429.3	-0.9%
VC-3	136.9	126.3	164.1	29.8%	19.8%	535.8	570.0	6.4%
Fixed Origin	56.1	53.3	78.4	47.1%	39.7%	222.0	244.4	10.1%
Mobile Origin	80.9	73.1	85.7	17.3%	6.0%	313.8	325.5	3.8%
Interconnection	148.4	120.0	113.9	-5.1%	-23.2%	633.6	442.1	-30.2%

Fixed-Fixed	96.3	84.9	74.9	-11.7%	-22.2%	397.1	298.2	-24.9%
Mobile-Fixed	52.1	35.2	39.0	10.8%	-25.2%	236.6	143.9	-39.2%

Lease of Means	84.5	83.9	81.5	-2.9%	-3.6%	307.8	328.4	6.7%

Supplementary and Value	90.3	91.6	103.0	12.4%	14.1%	338.1	367.6	8.7%
Added Services

Other	9.7	11.0	11.8	7.6%	21.8%	37.5	43.5	16.0%

MOBILE TELEPHONY	252.4	375.7	459.6	22.3%	82.1%	732.3	1,323.3	80.7%

Subscription	45.2	78.1	104.5	33.8%	131.2%	167.8	305.4	82.0%
Utilization	68.8	100.2	119.2	19.0%	73.2%	209.7	388.2	85.1%
Additional for Calls Received	1.3	1.8	1.2	-34.9%	-10.9%	2.3	5.7	147.1%
Roaming	1.0	3.5	3.9	11.5%	288.9%	2.3	13.3	483.8%
Interconnection	17.5	119.6	127.4	6.5%	N.A.	43.2	300.1	N.A.
Other Services	2.7	6.7	7.1	5.1%	162.6%	7.7	24.4	218.0%
Merchandise Sales	115.8	65.7	96.4	46.7%	-16.8%	299.4	286.2	-4.4%

DATA COMMUNICATIONS	552.8	616.1	649.7	5.4%	17.5%	1,923.5	2,366.8	23.0%

Fixed	540.3	586.0	622.5	6.2%	15.2%	1,899.5	2,263.8	19.2%
Mobile	12.4	30.1	27.2	-9.6%	118.9%	23.9	103.0	330.1%

Deductions	(1,217.5)	(1,207.2)	(1,260.9)	4.4%	3.6%	(4,548.6)	(4,814.7)	5.9%
% of Gross Revenue	32.0%	31.5%	31.5%	0.0 p.p.	-0.5 p.p.	31.0%	31.9%	0.0 p.p.

NET REVENUES	2,591.9	2,628.0	2,741.0	4.3%	5.8%	10,138.7	10,296.7	1.6%

Net Service Revenues	2,505.3	2,584.8	2,673.0	3.4%	6.7%	211.7	194.0	-8.4%
Net Handsets Revenues	86.6	43.2	68.0	57.4%	-21.4%	9,927.0	10,102.7	1.8%

Brasil Telecom Participações S.A.	Page 17 of 26

Annex V: Consolidated Operating Costs and Expenses

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

GROSS REVENUES	3,809.4	3,835.2	4,001.9	4.3%	5.1%	14,687.2	15,111.3	2.9%

Deductions	(1,217.5)	(1,207.2)	(1,260.9)	4.4%	3.6%	(4,548.6)	(4,814.7)	5.9%
NET REVENUES	2,591.9	2,628.0	2,741.0	4.3%	5.8%	10,138.7	10,296.7	1.6%

Costs	(1,652.7)	(1,604.8)	(1,727.7)	7.7%	4.5%	(6,520.6)	(6,461.2)	-0.9%

Personnel	(45.2)	(47.1)	(41.9)	-11.0%	-7.2%	(160.7)	(193.0)	20.1%
Materials	(152.8)	(88.1)	(114.2)	29.7%	-25.2%	(431.6)	(367.1)	-14.9%
Subcontracted Services	(741.4)	(783.2)	(812.0)	3.7%	9.5%	(3,102.8)	(3,025.9)	-2.5%
Interconnection	(514.6)	(562.0)	(573.8)	2.1%	11.5%	(2,275.8)	(2,114.9)	-7.1%
Other	(226.8)	(221.2)	(238.2)	7.7%	5.0%	(827.0)	(911.1)	10.2%
Depreciation and Amortization	(568.3)	(553.6)	(611.3)	10.4%	7.6%	(2,273.2)	(2,301.3)	1.2%
Other	(145.1)	(132.7)	(148.2)	11.7%	2.2%	(552.3)	(573.8)	3.9%

GROSS PROFIT	939.1	1,023.2	1,013.4	-1.0%	7.9%	3,618.1	3,835.5	6.0%

Sales Expenses	(344.6)	(258.3)	(285.2)	10.4%	-17.2%	(1,207.0)	(1,086.3)	-10.0%

Personnel	(65.6)	(61.0)	(63.3)	3.8%	-3.5%	(250.7)	(258.0)	2.9%
Materials	(8.5)	(5.9)	(3.7)	-37.8%	-56.3%	(31.1)	(23.8)	-23.4%
Subcontracted Services	(264.5)	(178.2)	(202.1)	13.4%	-23.6%	(901.6)	(747.2)	-17.1%
Advertising and Marketing	(64.0)	(39.2)	(47.3)	20.9%	-26.0%	(232.6)	(149.1)	-35.9%
Other	(200.6)	(139.1)	(154.7)	11.3%	-22.9%	(669.1)	(598.1)	-10.6%
Depreciation and Amortization	(4.1)	(4.1)	(4.1)	0.2%	-0.1%	(16.5)	(16.5)	0.3%
Other	(1.9)	(9.0)	(12.0)	33.0%	546.2%	(7.1)	(40.8)	476.2%

General and Administrative Expenses	(191.8)	(197.1)	(214.4)	8.8%	11.8%	(822.9)	(837.7)	1.8%

Personnel	(41.2)	(43.2)	(43.5)	0.6%	5.4%	(180.9)	(188.3)	4.1%
Materials	(3.3)	(5.8)	(4.8)	-17.5%	43.7%	(12.3)	(20.0)	62.1%
Subcontracted Services	(136.6)	(138.4)	(155.3)	12.3%	13.7%	(581.0)	(590.0)	1.5%
Depreciation and Amortization	(6.6)	(6.1)	(6.1)	0.0%	-7.2%	(29.1)	(24.3)	-16.6%
Other	(4.1)	(3.7)	(4.8)	30.1%	15.1%	(19.5)	(15.1)	-22.4%

Information Technology	(129.9)	(128.5)	(127.2)	-1.0%	-2.1%	(465.6)	(492.7)	5.8%

Personnel	(8.8)	(6.7)	(6.8)	2.2%	-22.6%	(42.2)	(27.2)	-35.5%
Materials	(0.4)	(0.3)	(0.2)	-27.1%	-47.1%	(2.1)	(1.1)	-47.4%
Subcontracted Services	(46.5)	(31.0)	(35.1)	13.3%	-24.5%	(145.5)	(133.0)	-8.6%
Depreciation and Amortization	(66.8)	(82.4)	(77.2)	-6.3%	15.6%	(250.4)	(301.0)	20.2%
Other	(7.4)	(8.1)	(7.8)	-3.7%	6.1%	(25.4)	(30.4)	19.6%

Provisions and Losses	(492.4)	(211.2)	(248.6)	17.7%	-49.5%	(931.8)	(872.4)	-6.4%

Doubtful Accounts	(157.4)	(91.4)	(95.8)	4.9%	-39.1%	(449.3)	(384.3)	-14.5%
Contingencies	(335.0)	(119.8)	(152.8)	27.5%	-54.4%	(482.5)	(488.1)	1.1%

Other Operating Revenues (Exp.)	(141.1)	13.5	91.3	575.3%	-164.7%	(153.4)	224.1	-246.1%

Goodwill Amortization	(27.7)	(20.0)	(19.1)	-4.8%	-31.2%	(102.8)	(80.4)	-21.8%
Other	(113.4)	33.5	110.4	229.2%	-197.4%	(50.6)	304.5	-702.1%

EARNINGS BEFORE FINANCIAL RESULT	(360.7)	241.7	229.3	-5.1%	-163.6%	37.4	770.5	1958.2%
(EBIT)

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year
COSTS AND OPERATING EXPENSES	(2,952.5)	(2,386.3)	(2,511.7)	5.3%	-14.9%	(10,101.2)	(9,526.1)	-5.7%

Personnel	(160.9)	(158.0)	(155.6)	-1.6%	-3.3%	(634.5)	(666.5)	5.0%
Materials	(165.0)	(100.1)	(122.9)	22.8%	-25.5%	(477.1)	(412.0)	-13.6%
Subcontracted Services	(610.4)	(529.6)	(583.4)	10.1%	-4.4%	(2,222.6)	(2,232.2)	0.4%
Interconnection	(514.6)	(562.0)	(573.8)	2.1%	11.5%	(2,275.8)	(2,114.9)	-7.1%
Advertising and Marketing	(64.0)	(39.2)	(47.3)	20.9%	-26.0%	(232.6)	(149.1)	-35.9%
Provisions and Losses	(492.4)	(211.2)	(248.6)	17.7%	-49.5%	(931.8)	(872.4)	-6.4%
Other	(271.8)	(120.0)	(62.4)	-48.0%	-77.1%	(654.9)	(355.7)	-45.7%
Depreciation and Amortization	(673.5)	(666.3)	(717.8)	7.7%	6.6%	(2,672.0)	(2,723.4)	1.9%

Brasil Telecom Participações S.A.	Page 18 of 26

Annex VI: EBITDA Margin – Gains and Losses

R$ Million	4Q05	Vertical	3Q06	Vertical	4Q06	Vertical
GROSS REVENUES	3,809.4	147.0%	3,835.2	145.9%	4,001.9	146.0%

FIXED TELEPHONY	3,004.3	115.9%	2,843.4	108.2%	2,892.7	105.5%

Local Service	1,819.6	70.2%	1,735.1	66.0%	1,722.5	62.8%
Public Telephony	145.6	5.6%	135.5	5.2%	138.4	5.1%
Long Distance Service	706.1	27.2%	666.3	25.4%	721.5	26.3%
Interconnection	148.4	5.7%	120.0	4.6%	113.9	4.2%
Lease of Means	84.5	3.3%	83.9	3.2%	81.5	3.0%
Supplementary and Value Added Services	90.3	3.5%	91.6	3.5%	103.0	3.8%
Other	9.7	0.4%	11.0	0.4%	11.8	0.4%

MOBILE TELEPHONY	252.4	9.7%	375.7	14.3%	459.6	16.8%

DATA COMMUNICATIONS	552.8	21.3%	616.1	23.4%	649.7	23.7%

Deductions	(1,217.5)	-47.0%	(1,207.2)	-45.9%	(1,260.9)	-46.0%
NET REVENUES	2,591.9	100.0%	2,628.0	100.0%	2,741.0	100.0%

COSTS AND OPERATING EXPENSES	(2,279.0)	-87.9%	(1,720.0)	-65.5%	(1,793.9)	-65.4%
Personnel	(160.9)	-6.2%	(158.0)	-6.0%	(155.6)	-5.7%
Materials	(165.0)	-6.4%	(100.1)	-3.8%	(122.9)	-4.5%
Subcontracted Services	(610.4)	-23.6%	(529.6)	-20.2%	(583.4)	-21.3%
Interconnection	(514.6)	-19.9%	(562.0)	-21.4%	(573.8)	-20.9%
Advertising and Marketing	(64.0)	-2.5%	(39.2)	-1.5%	(47.3)	-1.7%
Provisions and Losses	(492.4)	-19.0%	(211.2)	-8.0%	(248.6)	-9.1%
Other	(271.8)	-10.5%	(120.0)	-4.6%	(62.4)	-2.3%

EBITDA	312.9	12.1%	907.9	34.5%	947.1	34.6%

Annex VII: EBITDA – Services Net Revenue

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Year

GROSS REVENUES	3,809.4	3,835.2	4,001.9	4.3%	5.1%	14,687.2	15,111.3	2.9%
Services	3,693.6	3,769.5	3,905.6	3.6%	5.7%	14,387.9	14,825.1	3.0%
Products	115.8	65.7	96.4	46.7%	-16.8%	299.4	286.2	-4.4%
DEDUCTIONS	(1,217.5)	(1,207.2)	(1,260.9)	4.4%	3.6%	(4,548.6)	(4,814.7)	5.9%
Services	(1,188.3)	(1,184.7)	(1,232.6)	4.0%	3.7%	(4,460.9)	(4,722.4)	5.9%
Products	(29.2)	(22.5)	(28.3)	26.0%	-3.0%	(87.7)	(92.2)	5.2%
NET REVENUES	2,591.9	2,628.0	2,741.0	4.3%	5.8%	10,138.7	10,296.7	1.6%
Services	2,505.3	2,584.8	2,673.0	3.4%	6.7%	9,927.0	10,102.7	1.8%
Products	86.6	43.2	68.0	57.4%	-21.4%	211.7	194.0	-8.4%
EBITDA	312.9	907.9	947.1	4.3%	202.7%	2,709.4	3,493.9	29.0%
EBITDA Margin	12.1%	34.5%	34.6%	0.0%	186.3%	26.7%	33.9%	27.0%
EBITDA Margin - Services	12.5%	35.1%	35.4%	0.9%	183.7%	27.3%	34.6%	26.7%
Variation	0.4 p.p.	0.6 p.p.	0.9 p.p.	52.3%	110.8%	0.6 p.p.	0.7 p.p.	14.3%

Brasil Telecom Participações S.A.	Page 19 of 26

Annex VIII: CAPEX

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

Network Expansion	349.2	102.6	101.9	-0.8%	-70.8%	788.3	348.5	-55.8%
Conventional Telephony	111.3	1.6	(2.6)	N.A.	N.A.	256.5	15.1	-94.1%
Transmission Backbone	42.5	14.1	16.1	13.7%	-62.1%	79.3	42.4	-46.6%
Data Network	170.7	84.8	77.3	-8.8%	-54.7%	411.5	275.0	-33.2%
Intelligent Network	9.0	0.7	2.4	269.0%	-72.9%	15.4	3.9	-74.8%
Network Management Systems	12.9	0.6	8.0	1187.1%	-37.9%	15.5	9.5	-38.6%
Other Investments for Network Expansion	2.9	0.8	0.6	-26.8%	-79.1%	10.1	2.6	-73.8%
Network Operation	105.7	60.2	76.4	26.8%	-27.8%	292.2	240.6	-17.7%
Public Telephony	1.3	4.6	1.4	-70.2%	3.0%	4.1	9.3	126.3%
Information Technology	78.8	23.0	50.7	120.7%	-35.6%	180.8	97.0	-46.3%
Expansion Personnel	22.1	19.7	22.0	12.0%	-0.6%	86.2	88.1	2.2%
Regulatory	-	48.6	75.2	54.7%	N.A.	0.7	245.1	N.A.
Other	21.0	57.0	42.1	-26.1%	100.8%	165.4	140.7	-14.9%
Expansion Financial Expenses	7.1	-	0.2	N.A.	-96.6%	19.1	0.2	-98.8%

TOTAL - FIXED LINE TELEPHONY	585.2	315.7	369.9	17.2%	-36.8%	1,536.8	1,169.5	-23.9%

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

TOTAL - MOBILE TELEPHONY	197.6	109.0	107.1	-1.7%	-45.8%	441.3	281.5	-36.2%

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

TOTAL INVESTMENT	782.8	424.6	477.0	12.3%	-39.1%	1,978.1	1,451.1	-26.6%

Annex IX: Indebtedness

Debt (R$ Million)	4T05	3T06	4T06	Δ Trimestre	Δ 12 Months

Short Term	1,201.7	1,100.5	1,109.6	0.8%	-7.7%
In R$	991.3	826.3	811.1	-1.8%	-18.2%
In US$	36.4	16.4	29.4	80.0%	-19.1%
In Yen	45.8	79.9	80.1	0.2%	74.9%
In Currency Baskett	70.8	74.2	72.6	-2.2%	2.6%
Hedge Adjustment	57.4	103.7	116.4	12.2%	102.7%
Long Term	3,367.4	3,694.0	4,265.6	15.5%	26.7%
In R$	1,950.6	2,500.2	3,117.5	24.7%	59.8%
In US$	537.1	488.3	458.9	-6.0%	-14.6%
In Yen	386.1	278.6	271.7	-2.5%	-29.6%
In Currency Baskett	201.9	133.7	113.3	-15.3%	-43.9%
Hedge Adjustment	291.7	293.2	304.2	3.8%	4.3%
Total Debt	4,569.1	4,794.5	5,375.2	12.1%	17.6%
(-) Cash	2,613.8	2,895.9	3,974.0	37.2%	52.0%
(-) Contractual Retentions		192.2	-	-100.0%	N.A.
(-) Temporary Investments		197.0	89.4	-54.6%	N.A.
Net Debt	1,955.3	1,509.4	1,311.8	-13.1%	-32.9%

Brasil Telecom Participações S.A.	Page 20 of 26

Annex X: Indebtedness

		Annual Cost			R$ Million		Long Term %

Description	Currency		Maturity	Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0,5%	jul/08 - jul/13	41.3	11.0	30.3	73.4%
Bonds - US$200 MM	US$	9.38%	Feb-14	442.4	14.8	427.6	96.7%
Financial Institutions II	Yen	Jibor6 + 1,92%	Mar-11	350.8	79.7	271.1	77.3%
Financial Institutions III	Yen	3.36%	Feb-09	1.0	0.4	0.6	59.1%
Suppliers I	US$	1.75%	Feb-14	1.2	0.2	1.0	86.0%
Financial Institutions IV	US$	0%	Feb-07	3.5	3.5	-	0.0%

Foreign Currency Total				840.2	109.5	730.6	87.0%

Local Currency

		Currency Basket
BNDES	R$		Nov-07	9.7	9.7	0.0	0.0%
		+ 5,85%
		Currency Basket
BNDES	R$		Oct-07	28.2	28.2	0.0	0.0%
		+ 6,5%
		Currency Basket
BNDES	R$		Apr-11	148.0	34.7	113.3	76.5%
		+ 5,5%
BNDES	R$	TJLP + 5,85%	Oct-07	83.3	83.3	0.0	0.0%
BNDES	R$	TJLP + 5,85%	Dec-07	424.3	424.3	(0.0)	0.0%
BNDES	R$	TJLP + 6,5%	Dec-07	16.2	16.2	(0.0)	0.0%
BNDES	R$	TJLP + 5,5%	Feb-11	907.5	221.1	686.4	75.6%
BNDES	R$	TJLP + 2,3%	May-14	30.3	0.3	30.0	99.1%
BNDES	R$	TJLP + 4,3%	May-14	779.0	8.4	770.7	98.9%
BRB - Fixed Line	R$	2.43%	Dec-33	5.8	0.1	5.7	98.0%
BRB - GSM	R$	2.43%	Dec-33	19.7	0.4	19.3	97.8%
Debentures 3rd Public Issuance	R$	CDI + 1,0%	Jul-09	535.4	35.4	500.0	93.4%
Debentures 4th Public Issuance	R$	104% of CDI	Jun-13	1,090.5	10.5	1,080.0	99.0%
FCO I	R$	13.18%	Jan-08	5.5	5.1	0.4	7.6%
FCO II	R$	14.00%	Apr-11	31.0	6.0	25.0	80.7%

Local Currency Total				4,114.4	883.7	3,230.8	78.5%

Total Debt before Hedge Adjustments				4,954.6	993.2	3,961.4	80.0%

Hedge Adjustments				420.6	116.4	304.2	72.3%

TOTAL DEBT				5,375.2	1,109.6	4,265.6	79.4%

Brasil Telecom Participações S.A.	Page 21 of 26

Annex XI: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2008	10.3%
2009	24.1%
2010	13.8%
2011	15.3%
2012	12.2%
2013	12.2%
> 2014	12.2%

Annex XII: Consolidated Financial Result

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

Financial Revenue	105.2	155.2	338.4	118.1%	221.6%	850.5	803.4	-5.5%
Local Currency	135.6	153.1	330.2	115.6%	143.5%	580.6	791.9	36.4%
Foreign Currency	(30.4)	2.0	8.2	298.9%	-126.9%	269.9	11.5	-95.7%
Financial Expenses	(303.2)	(245.6)	(221.4)	-9.9%	-27.0%	(1,237.9)	(885.8)	-28.4%
Local Currency	(285.5)	(206.6)	(189.2)	-8.4%	-33.7%	(780.6)	(728.3)	-6.7%
Foreign Currency	(17.7)	(39.1)	(32.2)	-17.6%	81.3%	(457.3)	(157.5)	-65.6%
Interest on Own Capital	(479.1)	-	(262.1)	N.A.	-45.3%	(774.5)	(527.6)	-31.9%

Financial Result	(677.1)	(90.4)	(145.1)	60.5%	-78.6%	(1,161.9)	(610.0)	-47.5%

Annex XIII: Consolidated Accounts Receivable

	4Q05	1Q06	2Q06	3Q06	4Q06

Total (R$ Million)	2,514.3	2,527.1	2,462.6	2,411.8	2,485.3

Due	65.0%	62.7%	62.0%	63.0%	64.6%
Overdue (up to 30 days)	15.8%	16.4%	15.5%	15.2%	16.4%
Overdue (between 31-60 days)	5.2%	6.2%	5.1%	4.6%	4.9%
Overdue (between 61-90 days)	3.3%	3.9%	3.3%	2.7%	3.0%
Overdue (more than 90 days)	10.7%	10.7%	11.6%	9.9%	9.4%

Brasil Telecom Participações S.A.	Page 22 of 26

Annex XIV: Traffic

TRAFFIC	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	ΔYear

Exceeding Local Pulses (Million)	2,391.4	2,227.6	2,113.6	-5.1%	-11.6%	9,699.9	8,774.7	-9.5%

VC-1 (Million Minutes)	801.8	721.9	728.8	1.0%	-9.1%	3,273.2	2,895.3	-11.5%

Lond Distance Minutes (Million)	1,467.5	1,410.1	1,432.2	1.6%	-2.4%	11,581.3	10,338.4	-10.7%

Long Distance	1,219.7	1,159.4	1,154.3	-0.4%	-5.4%	5,264.6	4,646.6	-11.7%
VC-2	146.4	153.8	160.8	4.6%	9.9%	633.2	626.7	-1.0%
VC-3	101.4	96.9	117.1	20.8%	15.5%	419.0	418.4	-0.1%

Annex XV - Indicators

FIXED LINE PLANT	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,816.3	10,794.5	10,423.0	-3.4%	-3.6%
Additional Lines Installed (Thousand)	20.3	0.0	(371.6)	N.A.	N.A.

Lines in Service - LIS (Thousand)	9,560.1	8,623.2	8,417.7	-2.4%	-12.0%
Residential	6,102.9	5,651.5	5,556.3	-1.7%	-9.0%
Non-Residential	1,439.2	1,313.6	1,282.4	-2.4%	-10.9%
Public Telephones	296.9	288.8	277.9	-3.8%	-6.4%
Pre-paid	313.8	-	-	N.A.	-100.0%
Hybrid Terminals	783.0	694.6	633.3	-8.8%	-19.1%
Other (Including PBX)	624.4	674.8	667.8	-1.0%	7.0%
Additional LIS (Thousand)	11.1	(783.9)	(205.6)	-73.8%	N.A.

Average LIS (Thousand)	9,554.6	9,015.2	8,520.4	-5.5%	-10.8%

LIS/100 Inhabitants	22.3	19.9	19.4	-2.7%	-13.2%
Public Telephones/1,000 Inhabitants	6.9	6.7	6.4	-4.1%	-7.7%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.4%	-2.9%

Utilization Rate	88.4%	79.9%	80.8%	0.9 p.p.	-7.6 p.p.

Digitalization Rate	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

ADSL Accesses (Thousand)	1,013.9	1,252.4	1,317.7	5.2%	30.0%
Net Additions (Thousand)	121.7	97.6	65.3	-33%	-46%
ADSL Penetration (%)	10.6%	14.5%	15.7%	1.1 p.p.	5.0 p.p.

PRODUCTIVITY	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months

# of Employees - Fixed Telephony	5,803	5,132	5,199	1.3%	-10.4%
Average # of Employees	5,794	5,258	5,166	-1.8%	-10.8%
LIS/Employee	1,647	1,680	1,619	-3.6%	-1.7%

Gross Revenue/Average # of Employees/Month (R$ Thousand)	172.9	180.3	186.7	3.6%	8.0%
EBITDA/Average # of Employees/Month (R$ Thousand)	18.0	57.6	61.1	6.2%	239.5%
Net Income/Average # of Employees/Month (R$ Thousand)	(6.8)	4.1	17.3	325.7%	N.A.

Exceeeding Pulses/Average LIS/Month	83.4	82.4	82.7	0.4%	-0.9%
DLD Minutes/Average LIS/Month	51.2	52.1	56.0	7.5%	9.4%
Fixed-Mobile Minutes/Average LIS/Month	37.8	35.9	39.4	9.8%	4.1%

Gross Revenue (Fixed Line)/Average LIS/Month (R$)	104.8	105.1	113.2	7.6%	8.0%
EBITDA/Average LIS/Month	10.9	33.6	37.1	10.4%	239.5%
Net Earnings/Average LIS/Month	(4.1)	2.4	10.5	342.5%	N.A.

PROFITABILITY	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months

EBITDA Margin	12.1%	34.5%	34.6%	0.1 p.p.	22.5 p.p.
Net Margin	-4.6%	2.4%	9.8%	7.3 p.p.	14.3 p.p.
Return on Equity - ROE	-2.3%	1.2%	5.0%	3.8 p.p.	7.3 p.p.

CAPITAL STRUCTURE	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months

Cash and Equivalents (R$ Million)	2,613.8	2,895.9	3,974.0	37.2%	52.0%
Temporary Investments (R$ Million)	-	197.0	89.4	-54.6%	N.A.
Contractual Retentions (R$ Million)		192.2	-	-100.0%	N.A.
Total Debt (R$ Million)	4,569.1	4,794.5	5,375.2	12.1%	17.6%
Short Term Debt	1,201.7	1,100.5	1,109.6	0.8%	-7.7%
Long Term Debt	3,367.4	3,694.0	4,265.6	15.5%	26.7%
Short Term Debt (%)	26.3%	23.0%	20.6%	-2.3 p.p.	-5.7 p.p.
Long Term Debt (%)	73.7%	77.0%	79.4%	2.3 p.p.	5.7 p.p.
Net Debt (R$ Million)	1,955.3	1,509.4	1,311.8	-13.1%	-32.9%
Shareholders' Equity (R$ Million)	5,246.0	5,274.5	5,314.2	0.8%	1.3%
Net Debt/Shareholders' Equity	37.3%	28.6%	24.7%	-3.9 p.p.	-12.6 p.p.

Brasil Telecom Participações S.A.	Page 23 of 26

Annex XVI – Active and Blocked Lines

	4Q05	1Q06	2Q06	3Q06	4Q06	Δ Quarter	Δ Year

Active Lines (LIS - Blocked Lines)	8,609.5	8,483.6	8,341.4	8,225.0	8,138.6	-1.1%	-5.5%
Blocked Lines	950.6	1,059.4	1,065.7	398.2	279.0	-29.9%	-70.6%

Lines in Service (LES)	9,560.1	9,543.1	9,407.1	8,623.2	8,417.7	-2.4%	-12.0%

BRASIL TELECOM MOBILE

Annex XVII: Income Statement

R$ Million	4Q05	3Q06	4Q06	Δ Quarter	Δ 12 Months	2005	2006	Δ Year

GROSS REVENUES	340.4	494.5	590.3	19.4%	73.4%	989.3	1,789.0	80.8%
Subscription	45.2	78.1	104.5	33.8%	131.3%	167.8	305.4	82.0%
Utilization	68.8	106.4	129.4	21.6%	87.9%	209.7	417.6	99.1%
Interconnection	93.1	202.2	220.8	9.2%	137.1%	276.2	633.4	129.3%
Other Revenues	5.1	12.1	12.2	0.9%	139.0%	12.3	43.4	252.6%
Data Communications	12.4	30.1	27.2	-9.6%	119.7%	23.9	103.0	330.9%
Merchandise Sales (Handsets and	115.9	65.7	96.4	46.7%	-16.8%	299.4	286.2	-4.4%
Accessories)
Deductions	(98.4)	(139.3)	(171.2)	22.9%	74.0%	(289.4)	(541.6)	87.1%
NET REVENUES	242.0	355.1	419.1	18.0%	73.2%	699.9	1,247.4	78.2%

COSTS &17:17OPERATING EXPENSES	(409.1)	(375.4)	(452.9)	20.6%	10.7%	(1,298.8)	(1,389.7)	7.0%
Personnel	(25.0)	(18.3)	(19.0)	4.0%	-23.8%	(91.9)	(75.4)	-17.9%
Materials	(140.4)	(77.2)	(98.1)	27.0%	-30.1%	(386.5)	(318.0)	-17.7%
Subcontracted Services	(116.9)	(82.6)	(101.5)	22.9%	-13.1%	(347.4)	(368.6)	6.1%
Interconnection	(27.0)	(116.7)	(131.3)	12.5%	385.7%	(121.0)	(287.6)	137.6%
Advertising and Marketing	(41.6)	(8.6)	(14.6)	70.2%	-64.8%	(128.1)	(51.0)	-60.2%
Provisions and Losses	(13.7)	(12.1)	(20.6)	69.9%	50.4%	(41.6)	(50.2)	20.8%
Other	(44.5)	(59.8)	(67.6)	13.1%	52.1%	(182.3)	(238.9)	31.1%

EBITDA	(167.1)	(20.3)	(33.8)	66.5%	-79.8%	(598.9)	(142.3)	-76.2%
EBITDA Margin	-69.0%	-5.7%	-8.1%	0.4 p.p.	-0.9 p.p.	-85.6%	-11.4%	-0.9 p.p.
Depreciation and Amortization	(72.0)	(88.1)	(90.4)	2.6%	25.5%	(248.9)	(335.0)	34.6%

EARNINGS BEFORE FINANCIAL RESULT	(239.1)	(108.4)	(124.2)	14.6%	-48.1%	(847.8)	(477.4)	-43.7%

Financial Result	(24.1)	(10.2)	(5.1)	-50.3%	-78.8%	(45.3)	(34.4)	-24.0%
Financial Revenues	4.7	2.5	9.3	280.2%	98.8%	27.0	18.6	-30.9%
Financial Expenses	(28.8)	(12.7)	(14.4)	13.5%	-49.9%	(72.3)	(53.1)	-26.6%

EARNINGS AFTER FINANCIAL RESULT	(263.2)	(118.6)	(129.3)	9.0%	-50.9%	(893.1)	(511.8)	-42.7%

Non-Operating Revenues (Expenses)	(6.3)	0.0	(0.0)	N.A.	-100.0%	(6.4)	(0.4)	-94.1%

EARNINGS BEFORE INCOME AND SOCIAL	(269.5)	(118.6)	(129.3)	9.0%	-52.0%	(899.5)	(512.2)	-43.1%
CONTRIBUION TAXES

Income and Social Contribution Taxes	91.5	40.3	43.4	7.8%	-52.5%	300.9	173.2	-42.4%

EARNINGS BEFORE PROFIT SHARING	(178.0)	(78.3)	(85.8)	9.6%	-51.8%	(598.6)	(338.9)	-43.4%

EARNINGS BEFORE REVERSION OF
INTEREST ON OWN CAPITAL	(178.0)	(78.3)	(85.8)	9.6%	-51.8%	(598.6)	(338.9)	-43.4%

NET EARNINGS (LOSSES)	(178.0)	(78.3)	(85.8)	9.6%	-51.8%	(598.6)	(338.9)	-43.4%

     Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Brasil Telecom Participações S.A.	Page 24 of 26

Annex XVIII: ARPU Calculation – Mobile Telephony

R$ Thousand	4T05	1T06	2T06	3T06	4T06

(+) Gross Revenues	340.4	329.5	374.7	494.5	590.3
(-) Handsets	(115.8)	(54.6)	(69.5)	(65.7)	(96.4)

Gross Service Revenues	224.6	274.8	305.3	428.8	493.9

(-) Taxes and Deductions	(69.2)	(87.4)	(102.3)	(116.8)	(142.9)

Net Service Revenues	155.4	187.4	203.0	311.9	351.1
Mobile-Mobile Interconnection Fee (Full Bill)	-	-	-	75.6	94.6
Other Net Service Revenues	-	-	-	236.4	256.4
(-) Roaming	(1.4)	(0.9)	(0.8)	(0.7)	(1.1)

Net Quarterly Revenues	154.0	186.4	202.2	311.2	349.9
Receita Líquida Mensal	51.3	62.1	67.4	103.7	116.6
Average Number of Clients	1,889.5	2,340.5	2,590.2	2,911.8	3,153.7

ARPU (R$)	27.2	26.6	26.0	35.6	37.0

Annex XIX: Operating Data

Key Operational Data	4Q05	1Q06	2Q06	3Q06	4Q06	Δ Quarter	Δ 12 Months

Clients (Thousand)	2,212.8	2,460.9	2,771.8	3,051.0	3,376.8	10.7%	52.6%
Post-Paid	693.0	821.1	900.2	947.3	993.8	4.9%	43.4%
Pre-Paid	1,519.8	1,639.8	1,871.6	2,103.7	2,383.0	13.3%	56.8%
Net Additions (Thousand)	536.6	248.1	310.9	279.3	325.8	16.7%	-39.3%
Post-Paid	236.4	128.1	79.1	47.2	46.5	-1.4%	-80.3%
Pre-Paid	300.2	119.9	231.8	232.1	279.3	20.3%	-7.0%
Gross Additions (Thousand)	661.2	398.9	515.3	443.0	555.8	25.5%	-15.9%
Post-Paid	260.3	151.6	106.7	106.9	103.3	-3.3%	-60.3%
Pre-Paid	400.9	247.3	408.6	336.2	452.5	34.6%	12.9%
Cancellations (Thousand)	124.6	150.9	204.4	163.8	230.0	40.5%	85%
Post-Paid	23.9	23.5	27.6	31.3	56.8	81.7%	137.7%
Pre-Paid	100.7	127.4	176.8	132.5	173.2	30.7%	72.0%
Annualized Churn	25.6%	25.8%	31.3%	22.5%	28.6%	6.1 p.p.	3.0 p.p.
Post-Paid	16.6%	12.4%	12.8%	13.5%	23.4%	9.9 p.p.	6.8 p.p.
Pre-Paid	29.4%	32.3%	40.3%	26.7%	30.9%	4.2 p.p.	1.5 p.p.
SAC (R$)	187.7	136.6	152.0	148.4	123.1	-17.0%	-34.4%
Market Share	8.7%	9.4%	10.7%	11.4%	12.1%	0.7 p.p.	3.4 p.p.
Served Localities	782	782	796	810	819	1.1%	4.7%
% of Population Covered	86%	86%	87%	87%	87%	0.0 p.p.	1.0 p.p.
Base Stations	2,117	2,123	2,147	2,251	2,406	6.9%	13.7%
Switches	8	8	9	10	10	0.0%	25.0%
Employees	1,069	735	632	632	636	0.6%	-40.5%

Annex XX: Market Share by State – Mobile Telephony

State	4Q05	1Q06	2Q06	2Q06	4Q06	Δ Quarter	Δ 12 Months

AC	7.8%	8.8%	11.3%	12.2%	13.7%	1.4 p.p.	5.8 p.p.
RO	12.9%	14.5%	17.5%	18.7%	20.2%	1.5 p.p.	7.4 p.p.
DF	15.0%	16.0%	18.9%	20.1%	21.3%	1.2 p.p.	6.3 p.p.
GO	10.2%	11.2%	13.2%	13.7%	14.6%	0.9 p.p.	4.4 p.p.
TO	14.1%	15.0%	17.2%	17.2%	17.9%	0.7 p.p.	3.8 p.p.
MS	7.1%	7.9%	9.5%	10.1%	10.8%	0.7 p.p.	3.6 p.p.
MT	7.9%	8.6%	10.4%	11.1%	11.9%	0.9 p.p.	4.1 p.p.
PR	7.2%	7.7%	8.7%	9.4%	9.9%	0.5 p.p.	2.7 p.p.
SC	9.0%	9.5%	10.3%	10.9%	11.4%	0.4 p.p.	2.3 p.p.
RS	6.2%	6.8%	7.4%	8.2%	8.7%	0.5 p.p.	2.5 p.p.

Region II	8.7%	9.4%	10.7%	11.4%	12.1%	0.7 p.p.	3.4 p.p.

Brasil Telecom Participações S.A.	Page 25 of 26

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average net revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

Brasil Telecom Participações S.A.	Page 26 of 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.